June 17, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

   Assistant Director

Re:	Stevia First Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 4, 2013

File No. 333-187824

Dear Mr. Reynolds:

This letter is in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Company dated June 4, 2013, with respect to the Registration Statement on Form S-1 (File No. 333-187824) first filed by Stevia First Corp. (the “Company”) on April 10, 2013, as amended by Amendment No. 1 filed by the Company on June 4, 2013 (as amended, the “Registration Statement”). For convenience, the text of each of the Staff’s comments appears in italics in this letter, with the Company’s response immediately following each comment.

Use of Proceeds, page 15

1.	We partially reissue comment 1 of our previous letter. We note that at the maximum proceeds level you anticipate raising $1,800,000 and that the expected expenditures under Plan of Operations total $1,550,000. In light of this, please provide more detailed tabular disclosure in this section to clarify which of the specific expenditures described under Plan of Operations will be funded from the proceeds of this offering. Also revise your Use of Proceeds table to separate the amounts to be used for research and development from the amounts to be used for working capital. Please also revise to describe how much of the proceeds will be used to fund officer and director compensation.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the additional detail in the tabular disclosure and otherwise modify the use of proceeds information as requested. With respect to amounts to be used for research and development, the expected amount of research and development expenses for each of the operational milestones that have been added to the tabular disclosure in this section includes expected expenses for research and development activities relating to the applicable milestone, as noted in the revised tabular disclosure set forth in this section of the Registration Statement.

2.	Please revise to clarify your anticipated uses for the working capital funds.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to reflect that working capital funds are expected to be used for legal, audit, accounting, investor relations, and financing-related activities.

Plan of Operations, page 24

3.	We partially reissue comment 3 of our previous letter. We note your response to our comment, but are unable to locate substantive revisions to your expected expenditures and operational milestones. For example, we note that you provide a brief update to how long you may be able to operate your business at the 100% and 50% proceeds levels and that you have “initiated” consumer product testing. To the extent you believe no changes are necessary to your expected expenditures and milestones despite the time that has elapsed since your previous offering, please supplementally advise us of the reasons supporting that belief.

Response:

There were no changes made to the Plan of Operations disclosure because there have been no substantive revisions to the expected expenditures related to each of the Company’s operational milestones. Each of the figures presented represents estimates of the total expenses that will be required to fund a given research and development project. The actual expenses related to each milestone will be based on numerous factors, including without limitation the actual time required for completion of individual experiments or engineering work, the degree of success in individual experiments or engineering work, whether or not we are successful in establishing contract research or contract manufacturing capacity, the degree to which we are successful in negotiating favorable pricing terms in any contract research or manufacturing relationships, and other factors. As a result, even though expenses are being allocated to these activities each month, the overall estimate of the cost related to each milestone has not been materially reduced across short time intervals since the initial filing of the registration statement.

With respect to the specific example noted in the Staff’s comment regarding consumer product testing that has been “initiated,” the activities that have been initiated are being performed at nominal or no cost, as individuals are being provided product samples and are providing us consumer feedback with no fees required. Therefore, there are nominal or no expenses to be reduced from the respective budget for those activities as reflected in the Plan of Operations (the $30,000 allocated to tabletop sweetener development within the Plan of Operations). As an additional example, more than $100,000 has been spent on various research and development activities, most of which have been focused on production of stevia extract using fermentation since our recent filing of a registration statement on Form S-1 in February relating to a separate offering. However, those efforts have been focused on work at the process optimization stage, which by its nature is iterative rather than sequential or linear (e.g. the same or similar process is repeatedly experimented and improved upon until a commercially-viable process is achieved). As a result, we are not able to meaningfully ascertain how valuable this work has been over short time periods. Therefore, it is difficult to estimate precisely how much of these recently spent funds would be subtracted from the future estimated expenditures for the related operational milestone.

****************

We appreciate your time and attention to these responses to the Staff’s comments. Please direct any comments or inquiries regarding the foregoing to me at (530) 231-7800 (telephone) or brooke@stevia-first.com (e-mail).

Very truly yours,

/s/Robert Brooke

Name: Robert Brooke

Title: Chief Executive Officer

cc:	Steven G. Rowles, Esq., Morrison & Foerster LLP

David Link, Esq., Securities and Exchange Commission

Shaz Niazi, Esq., Securities and Exchange Commission